

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2018

Stewart Wallach
Chief Executive Officer
Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33440

> **Re: Capstone Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q for Quarterly Period Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 000-28831**

Dear Mr. Wallach:

We have reviewed your January 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Financial Statements
Note 3 - Notes Receivable, page 11

1. We note, from your response to comments 8 and 9, that you acquired an option on June 27, 2016 giving you a right to call the 1,666,667 shares of your common stock then held by Involve L.L.C. Please clarify for us how these same 1,666,667 shares of your common stock collateralized your note receivable from AC Kinetics with a carrying value of $500,000. Further, please explain for us why you did not charge-off this AC

Kinetics note receivable as an uncollectible bad debt as of September 30, 2017. We note in this regard that you exercised your call rights over those 1,666,667 of your shares held by Involve L.L.C. on February 13, 2017 and May 1, 2017 and that you determined that the AC Kinetics note receivable had zero value on September 30, 2017.

2.   Please clarify your response to comment 8 and tell us the following:
- How you determined the *market price* of the 1,666,667 of your common shares underlying the your call option with Involve L.L.C. when the agreement was entered into in June 2016,
- Why it was appropriate to make the value of the AC Kinetics note receivable dependent upon the intrinsic value of your option agreement with Involve L.L.C., and
- Your consideration of the collectability of the AC Kinetics note receivable on a stand alone, non collateral based methodology.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at 202-551-7951 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Division of Corporation Finance
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